Exhibit 99.1

News Release	TRW Automotive 12001 Tech Center Drive Livonia, MI 48150

TRW To Be Acquired By ZF Friedrichshafen for $105.60 Per Share in Cash

•                  Acquisition Price Represents 16% Premium to TRW’s Undisturbed Price and 15% Premium to Undisturbed All-Time High Price

•                  7.6x Adjusted EBITDA Multiple Offers Attractive Value for TRW Stockholders

•                  TRW to Become a Separate Business Division within ZF

LIVONIA, MICHIGAN, September 15, 2014 —TRW Automotive Holdings Corp. (NYSE: TRW) today announced it has entered into a definitive agreement with ZF Friedrichshafen AG (“ZF”) under which ZF will acquire all outstanding shares of TRW for US$105.60 per share in an all-cash transaction valued at approximately US$13.5 billion on an enterprise value basis. The acquisition price represents a premium of approximately 16 percent and 15 percent over TRW’s undisturbed closing stock price of $91.40 on July 9, 2014 and all-time undisturbed high price of $91.62 on July 7, 2014, respectively, and a 7.6x multiple of TRW’s adjusted EBITDA for the 12 months ended June 27, 2014.  The agreement has been unanimously approved by TRW’s Board of Directors and ZF’s Supervisory Board and Management Board.

The transaction will create a global leader in the automotive supplier business with pro forma combined sales of approximately Euro 30 billion (US$ 41 billion) and 138,000 employees. The combined company will be well positioned to capitalize on favorable megatrends in the automotive industry by bringing together complementary product offerings and leading technology positions that serve high-growth areas such as fuel efficiency, increased safety requirements, and autonomous driving.  ZF has stated that TRW will be operated as a separate business division within ZF.

John C. Plant, Chairman and CEO of TRW, said: “We have long respected ZF as a very successful company in our industry with similar values and focus on innovation. This transaction provides significant benefits for our shareholders who will receive full and certain value for their shares, as well as for our employees, customers and communities, all of which will reap the benefits of being part of a larger, more diversified global organization.  Our employees have shown admirable dedication in growing TRW into the formidable company it is today, and our strong performance is a testament to their hard work.”

Stefan Sommer, Chief Executive Officer of ZF, said: “The acquisition of TRW fits perfectly into our long-term strategy. The transaction combines two highly successful companies that have remarkable track records of innovation and growth and solid financial positions. We are strengthening our future prospects by enlarging our product portfolio with acknowledged technologies in the most attractive segments.”

Benefits for all Stakeholders

Stefan Sommer added: “The combination makes sense for all of our constituencies: Customers of both companies will have access to a unique offering under one roof and employees from ZF and TRW will enjoy enhancements that result from the combined organization.   TRW stockholders will receive an attractive valuation and our own shareholders — the Zeppelin and Ulderup foundations — will benefit from improved future prospects and diversification of the combined company.

“Further, this is an acquisition in the spirit of a partnership. We look forward to welcoming TRW’s employees to our company and are committed to working closely with them to realize the potential of this exciting combination. The Detroit metro area will remain a major business center for the company, and we expect employees from both companies to benefit from the enhanced career opportunities at a larger, more diversified company.”

The transaction will be financed through a combination of ZF cash on hand, as well as debt financing that has been committed by Citi and Deutsche Bank pursuant to a fully executed credit agreement.  There is no financing condition to this transaction.  The closing of the transaction is subject to certain conditions, including approval of the TRW stockholders, receipt of regulatory approvals and other customary closing conditions.  The transaction is expected to close in the first half of 2015.

Goldman, Sachs & Co. acted as financial advisor to TRW and Simpson Thacher & Bartlett LLP and Gleiss Lutz acted as TRW’s legal advisors.

Financial Analyst Conference Call

TRW will host a conference call with its securities analysts at 9:20 a.m. (Eastern time) today, Monday, September 15, 2014, to discuss key attributes of the transaction.  To participate in the conference call, please dial (877) 852-7898 for U.S. locations, or (706) 634-1095 for international locations.

An audio replay of the conference call will be available by Tuesday, September 16th and will be accessible afterward for approximately two weeks.  To access the replay, U.S. locations should dial (855) 859-2056, and locations outside the U.S. should dial (404) 537-3406. The replay code is 5515876.

Global Press Call — Dial-ins and Webcast

ZF Friedrichshafen AG invites the media to participate in a conference call to discuss this acquisition today, Monday, September 15, 2014 at 15:45 German time / 9:45 a.m. US Eastern time.

Dial-in:
Germany:	+49 (0) 69 566 036 000
UK:	+44 (0) 203 059 5869
USA:	+1 855 272 3513
China:	+86 4001203086

Webcast: www.zf.com/mediacall

Investor/Media Contacts:

TRW:

Investors:

Mark A. Oswald

mark.oswald@trw.com

+ 1 (734) 855-3140

Media:

Colleen Hanley

colleen.hanley@trw.com

+ 1 (734) 855-2610

About TRW Automotive Holdings

With 2013 sales of $17.4 billion, TRW Automotive ranks among the world’s leading automotive suppliers. Headquartered in Livonia, Michigan, USA, the Company, through its subsidiaries, operates in 24 countries and employs approximately 65,000 people worldwide. TRW Automotive products include integrated vehicle control and driver assist systems, braking systems, steering systems, suspension systems, occupant safety systems (seat belts and airbags), electronics, engine components, fastening systems and aftermarket replacement parts and services.

For further press information and photos please visit: www.trw.com

About ZF Friedrichshafen

Based in Friedrichshafen, Germany, ZF is a global leader in driveline and chassis technology with 122 production companies in 26 countries. In 2013, the Group achieved a sales figure of €16.8 billion with approximately 72,600 employees. In order to continue to be successful with innovative products, ZF annually invests about 5% of its sales (2013: €836 million) in research and development. ZF is one of the ten largest automotive suppliers worldwide.

For further press information and photos please visit: www.zf.com

Forward Looking Statements

This communication includes “forward-looking statements,” as that term is defined by the federal securities laws. The forward-looking statements include statements concerning regulatory approvals and the expected timing, completion and effects of the proposed merger, the Company’s outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. When used in this communication, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements are so designated. All forward-looking statements are based upon our current expectations and various assumptions, and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements.  These risks and uncertainties include the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the proposed merger due to the failure to obtain stockholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; risks related to disruption of management’s attention from the Company’s ongoing business operations due to the transaction; the effect of the announcement of the proposed merger on the Company’s relationships with its customers, operating results and business generally; the risk that the proposed merger will not be consummated in a timely manner; economic conditions adversely affecting our business, results or the viability of our supply base; risks associated with non-U.S. operations, including economic and political uncertainty in some regions, adversely affecting our business, results or financial condition; the unsuccessful implementation of our current expansion efforts adversely impacting our business or results; any developments related to antitrust investigations adversely affecting our financial condition, results, cash flows or reputation; pricing pressures from our customers adversely affecting our profitability; global competition adversely affecting our sales, profitability or financial condition; any disruption in our information technology systems adversely impacting our business and operations; any shortage of supplies causing a production disruption for any customers or us; the loss of any of our largest customers or a significant amount of their business, or a significant decline in their production levels, adversely affecting us; strengthening of the U.S. dollar and other foreign currency exchange rate fluctuations impacting our results; our contingent liabilities and tax matters causing us to incur losses or costs; any inability to protect our intellectual property rights adversely affecting our business or our competitive position; commodity inflationary pressures adversely affecting our profitability or supply base; costs or adverse effects on our business, reputation or results from governmental regulations; work stoppages or other labor issues at our facilities or those of our customers or others in our supply chain adversely affecting our business, results or financial condition; any increase in the expense of our pension and other postretirement benefits or the funding requirements of our pension plans reducing our profitability and other risks and uncertainties set forth in the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2013 under “Item 1A. Risk Factors”.

All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We do not undertake any obligation to release publicly any update or revision to any of the forward-looking statements.

Additional Information and Where to Find It

This filing may be deemed solicitation material in respect of the proposed acquisition of the Company by ZF. In connection with the proposed merger transaction, the Company will file with the SEC and furnish to the Company’s stockholders a proxy statement and other relevant documents. This filing does not constitute a solicitation of any vote or approval. Stockholders are urged to read the proxy statement when it becomes available and any other documents to be filed with the SEC in connection with the proposed merger or incorporated by reference in the proxy statement because they will contain important information about the proposed merger.

Investors will be able to obtain free of charge the proxy statement and other documents filed with the SEC at the SEC’s website at http://www.sec.gov.  In addition, the proxy statement and our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website at www.trw.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

The directors, executive officers and certain other members of management and employees of the Company may be deemed “participants” in the solicitation of proxies from stockholders of the Company in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of the Company in connection with the proposed merger will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. You can find information about the Company’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its definitive proxy statement filed with the SEC on Schedule 14A on March 26, 2014.

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